Exhibit 99.1

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

ANNOUNCEMENT
CHANGE OF COMPANY SECRETARY

The Company hereby announces that with effect from November 25, 2008:

(1)            Ms. Kang Xin has resigned as the company secretary of the Company;
(2)            Mr. Xiao Zongwei and Ms. Tsue Sik Yu, May have been appointed as the joint company secretaries of the Company.

CNOOC Limited (the "Company") hereby announces that Ms. Kang Xin has tendered her resignation as the company secretary of the Company with effect from November 25, 2008 to pursue further studies overseas.

Taking this opportunity, the board of directors of the Company (the “Board”) would like to express its appreciation and gratitude to Ms. Kang Xin for her contributions to the Company during her term of office.

The Company is pleased to announce that Mr. Xiao Zongwei and Ms. Tsue Sik Yu, May have been appointed as the joint company secretaries of the Company with effect from November 25, 2008.

The Board warmly welcomes Mr. Xiao Zongwei and Ms. Tsue Sik Yu, May to their new positions.

By Order of the Board CNOOC Limited Xiao Zongwei and Tsue Sik Yu Joint Company Secretaries
Hong Kong November 25, 2008

As at the date of this announcement, the Board comprises:

Executive Directors Fu Chengyu (Chairman) Zhou Shouwei Wu Guangqi Yang Hua Non-executive Directors Luo Han Cao Xinghe Wu Zhenfang	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao